  EXHIBIT 99.1

Citizens, Inc. Reports Second Quarter 2011 Results

AUSTIN, TEXAS (August 8, 2011) – Citizens, Inc. (NYSE: CIA) today reported results for the second quarter ended June 30, 2011.

Rick D. Riley, Vice Chairman and President, said, “Positive sales trends continued into the second quarter with 8.8% and 7.3% increases in premium income for the three and six months ended June 30, 2011, compared to 2010 results.  International sales continued to reflect increased new business growth complimented with consistent renewals.  In addition, our home service segment steadily produced for the quarter and reported favorable claims experience despite bad weather activity in Louisiana, its most significant geographic region.”

Mr. Riley noted, “Citizens’ strong balance sheet and revenue growth provides a sound foundation from which to take action if potential acquisition targets arise in this volatile economic climate."

(In thousands, except per share amounts)	QTR11	QTR10	YTD11	YTD10
Premiums	39,886	36,676	77,114	71,866
Net investment income	7,717	8,275	15,231	16,624
Net realized investment gains (losses)	(13)	692	6	751
Decrease in fair value of warrants	816	366	1,215	252
Total revenues	48,510	46,160	93,793	89,992
Net income applicable to common stock	3,243	3,185	5,023	4,790
Net income per diluted share of Class A common stock	0.07	0.07	0.08	0.10
Weighted average shares of Class A common stock (diluted)	48,689	48,687	48,704	48,687

Consolidated results

•
Total revenues – Total revenues increased 5.1% and 4.2% for the three and six months ended June 30, 2011, as premium growth continued to offset lower investment income.  Excluding the change in fair value of warrants, revenues increased 4.1% and 3.2% for the same period.

•
Net income – Net income rose 1.8% and 4.9% for the three and six months ended June 30, 2011.  After tax, the realized investment gains (losses) and change in the fair value of warrants combined to increase net income by $0.8 million and $1.2 million, or $0.02 and $0.03 per share of diluted Class A common stock, for the periods compared with a $0.8 million and $0.7 million, or $0.02 per share, increase to income for both periods presented in the prior year.

On July 12, 2011, 255,216, of the 1,022,471 A-1 warrants expiring on that date were exercised for cash totaling $1.8 million. The remaining warrants were converted into 1,989 Class A shares issued by the Company to warrant holders by cashless exercise at expiration.  In future quarters, the change in the fair value of warrants is not expected to be material because only 176,387 warrants remain outstanding, and all expire in 2012 on various dates.

•	Book value – Book value per share rose 4.3% to $4.84 at June 30, 2011, compared with $4.64 at March 31, 2011, reflecting net income and portfolio appreciation.

Insurance operations

•
Life insurance – Total premiums rose 11.3% and 9.2% for the three and six months of 2011, while income before income taxes declined primarily because of an increase in future policy benefit reserves expense and a decline in investment income.

o
Life first-year premiums increased approximately 15% and 21% for the three and six months ended June 30, 2011.  First year premiums represent approximately 16% of total life premiums for both periods in 2011 compared to approximately 15% and 14% in 2010, respectively.  Sales remained strong internationally with Colombia, Venezuela and Taiwan continuing as the top producing countries.  Premiums from Venezuela rose approximately 33% year to date with total direct premiums collected of $9.7 million compared to $7.4 million during the six months of 2010.  International persistency trends also remained favorable with renewals accounting for the remaining 84% of premiums for the six months of 2011 and 86% for the same period in 2010.

o
Our international clients’ focus on contract guarantees increased endowment sales, which now represent approximately 75% of international new business sales compared to 63% in 2010.  The increase in future policy benefit reserves correlates to the increase in endowment sales, which produce a faster reserve build up than whole life products.

•
Home service – Premiums rose 2.6% and 2.7% for the three and six month periods compared to 2010, as sales continued to pace at 2010 levels.  Income before taxes increased to $2.5 million and $4.3 million, compared to $2.2 million and $3.2 million in the prior year, primarily due to favorable claim experience and a reduction in general expense allocations. The expense allocations were implemented at the beginning of the current year, following a periodic review of general expense allocation assumptions.

o
Death claims were down 17.8% and 10.8% for the three and six months in 2011 due to favorable experience. Property casualty losses for the three and six month periods related to weather events in the Company’s home service markets were within normal levels.  Property casualty claims reported in 2010 had lower than expected claim averages, which also affected comparability between periods.

o	The number of new life insurance policies written in the first six months of 2011 rose approximately 6% at substantially the same average face amount as in the first six months of 2010.

Investments

•
Invested assets – Total invested assets grew to $765.1 million at June 30, 2011, from $758.6 million at March 31, 2011. Fixed maturity securities represent a significant percentage of the investment portfolio, accounting for approximately 91% of the investments at June 30, 2011.

o
The Company made approximately $106.0 million in new investments in the first six months of 2011, primarily investing in highly rated municipal issuers.  Annualized yield on the investment portfolio was 4.13% for the first six months of 2011 compared with 4.32% for full-year 2010.

o
Available-for-sale securities totaled approximately $607.7 million, or 79.4% of total investments.  These securities are carried at market value with the fair value change reported as a component of Other Comprehensive Income.  Unrealized gains in the available for sale portfolio were $10.5 million and $12.3 million in the three and six months ended June 30, 2011, compared to unrealized gains of $3.8 million and $10.3 million in 2010 for the same periods.

o
Cash and cash equivalents increased to $58.4 million as of June 30, 2011 compared to $49.7 million as of December 31, 2010, and fluctuate based upon cash flows, which are impacted by the timing of called securities and investment of excess cash holdings.

•
Investment income – Net investment income was down for the three and six months as annualized yield on the portfolio declined to 4.13% from 4.98% a year ago due to lower prevailing interest rates.  The continued call activity and lower yields experienced over the past several years will result in lower investment income in the near term despite the higher level of invested assets.

•
Realized investment gains and losses – Realized investment gains and losses in the portfolio during the first six months of 2011 resulted from issuer calls. 2010 net realized gains totaled $0.8 million on the sale of available-for-sale securities from lower-rated issuers that had been part of an acquired portfolio. The Company recorded no other-than-temporary impairment charges in either period.

Investor Conference Call

Citizens will host a conference call to discuss operating results on Tuesday, August 9, at 10 a.m. Central Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial (888) 674-0222 and ask to join the Citizens call.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on the Citizens, Inc. website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.

About Citizens, Inc.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated ordinary life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S.-based life insurance companies.

For additional information regarding the quarter’s results, our Quarterly Report on Form 10-Q for the six months ended June 30, 2011 is available on our website at www.citizensinc.com.

Safe Harbor

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words.  In addition, all statements other than statements of historical facts that address activities the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2010, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Operations
Three Months Ended June 30,
(In thousands, except share amounts)
(Unaudited)

	2011	2010
Revenues:
Premiums:
Life insurance	$38,231	35,085
Accident and health insurance	396	409
Property insurance	1,259	1,182
Net investment income	7,717	8,275
Realized investment gains (losses), net	(13)	692
Decrease in fair value of warrants	816	366
Other income	104	151
Total revenues	48,510	46,160
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders	14,905	15,094
Increase in future policy benefit reserves	13,000	9,783
Policyholders' dividends	1,920	1,777
Total insurance benefits paid or provided	29,825	26,654

Commissions	9,930	9,028
Other general expenses	6,919	7,122
Capitalization of deferred policy acquisition costs	(7,884)	(6,978)
Amortization of deferred policy acquisition costs	4,229	5,218
Amortization of cost of customer relationships acquired	751	754
Total benefits and expenses	43,770	41,798

Income before federal income tax	4,740	4,362
Federal income tax expense	1,497	1,177
Net income	$3,243	3,185
Net income applicable to common stockholders	$3,243	3,185

Per Share Amounts:
Basic and diluted earnings per share of Class A common stock	$0.07	0.07
Basic and diluted earnings per share of Class B common stock	0.03	0.03

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Operations
Six Months Ended June 30,
(In thousands, except per share amounts)
(Unaudited)

	2011	2010
Revenues:
Premiums:
Life insurance	$73,842	68,681
Accident and health insurance	768	823
Property insurance	2,504	2,362
Net investment income	15,231	16,624
Realized investment gains (losses), net	6	751
Decrease in fair value of warrants	1,215	252
Other income	227	499
Total revenues	93,793	89,992
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders	29,784	30,671
Increase in future policy benefit reserves	25,318	19,328
Policyholders' dividends	3,582	3,347
Total insurance benefits paid or provided	58,684	53,346

Commissions	19,002	17,156
Other general expenses	13,529	13,975
Capitalization of deferred policy acquisition costs	(15,049)	(12,973)
Amortization of deferred policy acquisition costs	8,749	10,162
Amortization of cost of customer relationships acquired	1,405	1,592
Total benefits and expenses	86,320	83,258

Income before federal income tax	7,473	6,734
Federal income tax expense	2,450	1,944
Net income	$5,023	4,790
Net income applicable to common stockholders	$5,023	4,790

Per Share Amounts:
Basic earnings per share of Class A common stock	$0.10	0.10
Basic earnings per share of Class B common stock	0.05	0.05
Diluted earnings per share of Class A common stock	0.08	0.10
Diluted earnings per share of Class B common stock	0.04	0.05

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Financial Position
(In thousands)

Assets	June 30, 2011	December 31, 2010
	(Unaudited)
Investments:
Fixed maturities available-for-sale, at fair value	$583,108	575,737
Fixed maturities held-to-maturity, at amortized cost	109,744	80,232
Equity securities available-for-sale, at fair value	24,593	23,304
Mortgage loans on real estate	1,466	1,489
Policy loans	36,919	35,585
Real estate held for investment	9,152	9,200
Other long-term investments	144	148
Total investments	765,126	725,695

Cash and cash equivalents	58,376	49,723
Accrued investment income	8,615	7,433
Reinsurance recoverable	9,440	9,729
Deferred policy acquisition costs	131,970	125,684
Cost of customer relationships acquired	30,083	31,631
Goodwill	17,160	17,160
Other intangible assets	970	1,019
Federal income tax receivable	847	1,914
Property and equipment, net	7,940	7,101
Due premiums, net	7,989	8,537
Prepaid expenses	1,463	474
Other assets	689	406
Total assets	$1,040,668	986,506

(Continued)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Financial Position
(In thousands, except share amounts)

Liabilities and Stockholders' Equity	June 30, 2011	December 31, 2010
	(Unaudited)
Liabilities:
Policy liabilities:
Future policy benefits reserves:
Life insurance	$661,534	637,140
Annuities	44,241	42,096
Accident and health	5,634	5,910
Dividend accumulations	10,028	9,498
Premiums paid in advance	25,282	23,675
Policy claims payable	9,507	10,540
Other policyholders' funds	8,137	8,191
Total policy liabilities	764,363	737,050

Commissions payable	2,564	2,538
Deferred federal income tax	13,695	9,410
Payable for securities in process of settlement	10,078	-
Warrants outstanding	372	1,587
Other liablities	9,047	8,287
Total liabilities	800,119	758,872

Commitments and contingencies (Note 8)
Stockholders' equity:
Common stock:
Class A	256,720	256,703
Class B	3,184	3,184
Accumulated deficit	(17,558)	(22,581)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	9,214	1,339
	251,560	238,645
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders' equity	240,549	227,634
Total liabilities and stockholders' equity	$1,040,668	986,506